SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER

             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               DIME BANCORP, INC.

                            (NAME OF SUBJECT COMPANY)

                               DIME BANCORP, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 (TOGETHER
                WITH ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                     25429Q

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL

                               DIME BANCORP, INC.
                                589 FIFTH AVENUE

                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017

                                 (212) 326-6170

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL

                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000

                                                                   March 6, 2000

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                   DIME COMMITTED TO MERGER WITH HUDSON UNITED

         NEW YORK, NY - MARCH 6, 2000- Dime Bancorp, Inc. (NYSE:DME), in response to a hostile acquisition attempt announced today by North Fork Bancorporation, Inc. (NYSE: NFB), issued a strong commitment to pursue its merger of equals with Hudson United Bancorp (NYSE: HU).

         "North Fork's offer is an attempt to destroy a transaction that is in the best interest of Dime, its shareholders and the communities it serves," said Lawrence J. Toal, Chairman and Chief Executive Officer of Dime. "We are strongly committed to this transaction, which will enhance the value of our company."

         Mr. Toal added that, as a matter of fiduciary responsibility to Dime shareholders, a meeting would be scheduled to consider North Fork's proposal in due course.

         The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

                                      * * *

         Investors and security holders are advised to read the registration statement and other documents related to the Dime and Hudson merger currently available, Dime's solicitation/recommendation statement in response to North Fork when it becomes available and any amendments to these documents when they become available because they contain, or will contain, important information. Investors and security holders may obtain these documents, when available, and other documents filed by Dime with the Securities and Exchange Commission at the SEC's Internet web site (www.sec.gov) and these documents may be obtained for free from Dime by directing such request to Dime Bancorp, Inc., Investor Relations Department, 589 Fifth Avenue, New York, New York 10017, telephone
(212) 326-6170.

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